Exhibit 99.5

NICE Named an Exemplary Leader in Ventana Research 2023 Buyers Guide for
Contact Center Suites

NICE ranked first for overall contact center suites, scored highest on product experience, and scored highest in more evaluation categories than any other vendor in the Ventana research market report

Hoboken, N.J., October 10, 2023 – NICE (Nasdaq: NICE) today announced that it has been named as an Exemplary Leader in the Ventana Research 2023 Buyers Guide for Contact Center Suites, receiving the highest overall ranking for contact center suites out of 22 vendors evaluated. NICE also scored the highest in five other categories: Product, Capability, Reliability, Usability and TCO ROI. NICE was positioned as an Exemplary Leader for performing the best in meeting the overall Product and Customer Experience requirements.

The Ventana Research 2023 Buyers Guide for Contact Center Suites states, “To deliver a seamless and consistent customer experience, organizations must integrate a broad array of communication channels and share all available information among agents and the workforce. Contact center systems handling interactions must apply the same rules across every platform to maintain context as customers move from channel to channel. Cloud-based applications largely obviate the need for dedicated technical resources with on-premises products, and can be easier, faster and less expensive to deploy.”

NICE offers the most complete cloud-native CX platform, CXone, underpinned by Enlighten’s purpose-built AI delivering seamless AI-infused experiences across the entire customer journey and enabling fast resolution for every interaction. NICE delivers unmatched CX at scale for digital and voice interactions, driving organizations of all sizes to deliver exceptional customer experience.

Barry Cooper, President, CX Division, NICE, said “This recognition by Ventana helps to validate NICE’s industry leadership. NICE has differentiated itself with its award-winning CXone cloud platform powered by Enlighten AI, NICE’s core AI engine, and organizations are recognizing the immense benefits of moving their CX operations to CXone. NICE is proud to help organizations with their cloud migration, delivering the most comprehensive suite of solutions to drive next-level customer experience.”

“NICE’s CXone solution is leading the market with its purpose-built AI and cloud technologies,” said Keith Dawson, Vice President and Research Director for CX at Ventana Research. “NICE’s recognition in this report highlights NICE’s ability to deliver the latest, cutting-edge solutions to its customers to help them respond to changing market dynamics and deliver customer experience excellence.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.